Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
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jgallant@graubard.com

December 17, 2014

Ms. Mara L. Ransom

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arowana Inc.
Amendments No. 1 and No. 2 to Registration Statement on Form S-1
Filed November 24 and December 2, 2014, respectively
File No. 333-199591

Dear Ms. Ransom:

On behalf of our client Arowana Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated December 11, 2014, relating to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Ms. Liz Walsh. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	We note that you have supplementally provided an excerpt from the Southeast Asia Energy Outlook, with a portion marked as “B.” Please clarify the portion of your prospectus to which this information relates.

The excerpt from the Southeast Asia Energy Outlook relates to the following sentence contained on page 52 of the prospectus (which was included with the supplemental materials provided to the Staff): “Despite this, many parts of South East Asia are challenged by shortages of energy, in particular the reliable availability of affordable electricity.” The Southeast Asia Energy Outlook indicates that access to modern energy services is low in Southeast Asia relative to most other parts of the world and that access to many regions in Southeast Asia lack access to electricity.

Securities and Exchange Commission

December 17, 2014

2.	We note your response to comments 5 and 12 in our letter dated November 20, 2014; however, your registration statement still includes reference to “public” warrants, including but not limited to the second complete risk factor on page 24, the reference to “redeemable public warrants” on page 81 and the paragraph regarding “private warrants” and “public warrants” on page 83. Please revise your disclosure accordingly.

We have revised the disclosure throughout the Registration Statement as requested.

The Offering, page 6

Term of the Rights, page 10

3.	We note your response to comment 15 in our letter date November 20, 2014; however, if you are not the surviving entity of the business combination, it appears that the rights may not be exercisable pursuant to Section 3(a)(9) if there is not a registration statement in effect covering the exercise. Please highlight this issue in the prospectus summary and explain it in a risk factor.

We wish to advise the Staff that if the Company is not to be the surviving entity in any proposed transaction, such transaction would need to be effectuated pursuant to a registration statement on Form S-4. Such registration statement would include the registration of the shares underlying the rights. Accordingly, the issuance of the shares underlying the rights will either be registered under an effective registration statement (in the case where the Company is not the surviving entity) or be exempt from registration pursuant to an applicable exemption such as the exemption provided by Section 3(a)(9) (in the case where the Company is the surviving entity). We have revised the disclosure on page 83 of the Registration Statement to clarify the foregoing.

4.	We note your response to comment 16 in our letter date November 20, 2014. Please revise the disclosure in your prospectus to reflect the adjustment in the conversion ratio of the rights described in Section 4.5 of the Rights Agreement.

We have revised the disclosure on page 83 of the Registration Statement as requested.

Securities and Exchange Commission

December 17, 2014

Shareholder approval of, or tender offer in connection with, initial business combination, page 12

5.	We note your response to comment 18 in our letter date November 20, 2014. While we note your statement that your initial shareholders have agreed not to convert any public shares held by them into their pro rata share of the aggregate amount then on deposit in the trust account, please clarify whether such shares and/or the private shares will be included in determining each holder’s pro rata amount. Please also revise your disclosure on page 58 accordingly.

We wish to advise the Staff that only the shares issued in the public offering will be included in determining each holder’s pro rata amount. We have revised the disclosure throughout the Registration Statement to clarify the foregoing as requested.

Automatic Liquidation if No Business Combination, page 16

6.	We note your response to comment 23 in our letter date November 20, 2014. Please file a copy of Mr. Chin’s personal letter agreement, including the bracketed language in the letter agreement filed as Exhibit 10.1 to your registration statement. Please see Item 601 of Regulation S-K.

We have filed Mr. Chin’s personal letter agreement as Exhibit 10.8 as requested.

Risk Factors, page 20

We may amend the terms of the warrants in a way that may be adverse. . ., page 24

7.	Please also disclose, here and in other applicable parts of your registration statement, that you may also amend the terms of the rights in a way that may be adverse to holders, along with any potential resulting consequences. In this regard, we note Section 7.8 of the Rights Agreement filed as Exhibit 4.5 to your registration statement.

We have revised the disclosure on pages 23, 24 and 83 of the Registration Statement as requested.

In connection with any shareholder meeting. . ., page 29

8.	We note your statement on page 29 that it may take two weeks for shareholders to obtain physical share certificates from their transfer agents. We also note your statement on page 59 that you “are required to provide at least 10 days’ advance notice of any shareholder meeting, which would be the minimum amount of time a shareholder would have to determine whether to exercise conversion rights.” Please revise your risk factor to clearly state that the 10 days notice you require may not be sufficient for shareholders to exercise their conversion rights when delivery of a share certificate is required.

We have revised the disclosure on page 30 of the Registration Statement as requested.

Securities and Exchange Commission

December 17, 2014

Use of Proceeds, page 40

9.	We note your response to comment 29 in our letter dated November 20, 2014. Please include the fee as a line item in the chart on page 40, rather than a footnote.

We respectfully advise the Staff that the fee payable to EarlyBirdCapital (as well as other transaction expenses) may, but need not, come from the proceeds held in the trust account. Instead, it could come from outside financing or other funds that may be available to the Company upon closing of a business combination, including cash held by the target business. We have clarified the footnote on page 41 of the Registration Statement to indicate the foregoing. However, because of this fact, we believe it would be misleading to include the above-referenced fee as a separate line in the Use of Proceeds chart rather than in the above-referenced footnote because there is no assurance that such fee will be paid from the funds held in the trust account. We respectfully believe that the important fact to investors is the obligation to pay such fee and we feel such fact is adequately disclosed both in the use of proceeds section as well as in other sections of the Registration Statement. We therefore have not included the fee in a separate line item.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Related Party Transactions, page 49

10.	We note your response to comment 31 in our letter dated November 20, 2014. Please revise footnote 1 to the “Use of Proceeds” table to clearly state the total amount repayable to Arowana Partners Group Pty. Ltd. Please also revise your disclosure to state how you plan to repay the loan if the proceeds of the offering are not sufficient for this purpose or if you determine not to proceed with your IPO.

With respect to the first part of the Staff’s comment, we have revised the disclosure on page 40 of the Registration Statement as requested.

With respect to the second part of the Staff’s comment, we respectfully advise the Staff that there is no situation where the proceeds of the offering are not sufficient to repay the loan because the items that the loan covered are already factored into the use of proceeds. Accordingly, we have not revised the disclosure to address this situation. However, we have revised the disclosure on pages 40 and 43 of the Registration Statement to indicate that the loan would not be repaid if the Company determines not to proceed with the IPO as requested.

Proposed Business, page 52

Offering Structure, page 53

11.	We note your response to comment 32 in our letter dated November 20, 2014; however, we still do not understand the basis for management’s belief that you will be viewed more favorably than competitors because they most often include a warrant to receive a full share. Please revise your disclosure accordingly.

In light of the Staff’s comment, we have determined to remove the above-referenced paragraph as it may not present a competitive advantage to the Company. Accordingly, we respectfully believe this comment is no longer applicable.

Securities and Exchange Commission

December 17, 2014

Conversion/Tender Rights, page 58

12.	We note your response to comment 32 in our letter dated November 20, 2014; however, the previous section is still titled “Shareholders May Not Have the Ability to Approve an Initial Business Combination,” while the last sentence of the first paragraph of this subsection still states that “[a] holder will always have the ability to vote against a proposed business combination and not seek conversion of his shares.” Please revise your disclosure accordingly.

We have revised the disclosure on page 58 of the Registration Statement as requested.

Principal Shareholders, page 74

13.	We note that your initial shareholders hold an aggregate amount equal to 1,725,000 shares of your common stock; however, the beneficial ownership table reflects 1,681,876 shares currently outstanding. Please explain this discrepancy or revise your disclosure accordingly.

We respectfully advise the Staff that an aggregate of 43,124 shares are held by shareholders that are neither officers, directors or 5% or greater shareholders. As a result, they are not required to be shown on the Principal Shareholders table.

Description of Securities, page 80

Preferred Shares, page 81

14.	We note your response to comment 49 in our letter dated November 20, 2014; however, we do not believe your disclosure has been revised to include all of your response. Please revise your disclosure accordingly.

We have revised the disclosure on pages 87 and 88 of the Registration Statement as requested.

Securities and Exchange Commission

December 17, 2014

Redeemable Warrants, page 81

15.	Please expand your response to prior comment 52 to provide us your analysis of whether a holder could remove the beneficial ownership limitation without waiting 61 days by transferring the warrants to an affiliate. If the beneficial ownership limitation could be removed by such a transfer, it appears that the limitation clause in the warrant agreement would not have any effect on the holder’s beneficial ownership for purposes of Section 13(d) of the Exchange Act, and you should revise your disclosure about the ownership limitation to make this clear.

We wish to advise the Staff that the above-referenced provision is meant to prohibit the warrant agent from effecting exercises of both a warrant holder and its affiliates if such holder has elected to be subject to the ownership limitation. We have revised the disclosure on page 82 of the Registration Statement and Section 3.3.5 of Exhibit 4.6 to clarify the foregoing and re-filed such exhibit with Amendment No. 3.

Amended and Restated Memorandum and Articles of Association, page 88

16.	Please disclose that the repurchase right detailed in the first bullet point of this section is subject to a 30% limit, pursuant to section 48.3 of Exhibit 3.1, your Amended and Restated Articles of Association.

We have revised the disclosure on page 87 of the Registration Statement as requested.

17.	Please provide all disclosure required by Regulation S-K Item 202(a)(5). We note for example that section 19.4 of Exhibit 3.1 appears to limit the ability to call special meetings to shareholders or groups of shareholders holding in aggregate at least ten percent of your shares.

We have revised the disclosure on page 87 of the Registration Statement as requested.

Business Combination Marketing Agreement, page 104

18.	If the payment per section 2 of Exhibit 1.2 is in addition to the 4% fee, please revise your disclosure here to clarify.

We have revised the disclosure on page 103 of the Registration Statement as requested.

Item 16. Exhibits and Financial Statement Schedules, page II-2

Exhibit 3.1

19.	Please explain how section 48.2 and 48.3 of your Amended and Restated Articles of Association work together. In particular, we note that the repurchase right in section 48.2 appears to be unlimited, while the repurchase right in section 48.3 appears to be subject to a 30% cap.

We respectfully advise the Staff that the 30% cap referred to in Section 48.3 of the Amended and Restated Articles of Association only applies to situations where there is a vote to approve a proposed business combination. If the Company determines to engage in a tender offer as provided in Section 48.2(b), the 30% does not apply since the tender offer rules require such tender offer to be open to all holders of shares. We have modified Section 48.2(a) of the Amended and Restated Articles of Association to refer to the 30% limitation.

Securities and Exchange Commission

December 17, 2014

Exhibit 5.1

20.	We note that the documents you have examined are limited to those named in the opinion. Counsel must examine all documents necessary to render the required opinions. Please ask counsel to include a statement that counsel has examined the enumerated documents and any other materials necessary and appropriate for counsel to render the required opinions.

The legal opinion has been revised as requested.

21.	The opinion that you filed relies on the legal conclusions in a director’s certificate as the basis of its opinion. We note for example paragraphs 1, 3, 4, 5, 13 and 15 of the director’s certificate. Please file an opinion of counsel that is based on counsel’s legal conclusions.

Maples and Calder has advised us that the items highlighted above and contained in the director's certificate are questions of fact on which Maples and Calder must rely. These are not items which Maples and Calder can independently verify. The form of certificate is also consistent with the certificates included in other prior opinions issued by Maples and Calder in which the Staff has approved. Maples and Calder has revised the opinion to clarify that it relied on the director’s certificate only for questions of fact.

22.	The opinion that you file to satisfy your obligations pursuant to Regulation S-K Item 601(b)(5) should not assume conclusions of law which are a necessary requirement of the ultimate legality opinion. Also, counsel should not assume any of the material facts underlying the opinion or any readily ascertainable facts. In this regard, it is unclear why the issues assumed per sections 2.1, 2.2, 2.3, 2.6, 2.8 and 2.10 are appropriate. Please advise or file a revised opinion.

Maples and Calder has not assumed any questions of Cayman Islands law. All of the above-referenced assumptions relate to laws other than Cayman Islands law, which Maples is not qualified to opine on. Notwithstanding the foregoing, Maples and Calder has revised its opinion to remove assumptions of law.

Securities and Exchange Commission

December 17, 2014

23.	The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) should not include a limitation on reliance such as in the penultimate sentence on page 5 of this exhibit. Please file a revised opinion accordingly.

Maples and Calder respectfully disagrees with the Staff’s conclusion. Maples and Calder respectfully refers to Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings, in which the Staff has indicated that an opinion cannot state it is “only” or “solely” for the issuer or its board of directors or another counsel but instead must provide that all purchasers of the securities offered may rely on the opinion. The opinion as currently drafted provides that it may be relied upon by any person that has an interest in this offering (i.e., the Company, its counsel and each purchaser of units in the offering). The foregoing is also consistent with prior opinions issued by Maples and Calder in which the Staff has questioned the above-referenced limitation language. Accordingly, Maples and Calder respectfully submits that its reliance language as currently worded is consistent with Regulation S-K Item 601(b)(5) and therefore has not revised its opinion in response to this comment.

Exhibit 5.2

24.	We note that the paragraph numbered 1 through 4 address New York law. Please tell us the basis for your conclusion that the securities covered by the opinion are governed by New York law.

Each of the securities discussed in numbered paragraphs 1 through 4 are governed by New York law. We have revised the exhibits to reflect such governing law (to the extent not previously reflected) and re-filed them with Amendment No. 3. We therefore respectfully believe that this comment is no longer applicable.

*************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc: Mr. Kevin T. Chin
Arowana Inc.